RECEIVED

2004 JUL -7 A 9:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

04035271

1 July 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
29/06/2004	Devices Group Generates $1million in Sales
28/06/2004	Publication of Admission Document
24/06/2004	Appendix 3B - Conversion of Options
24/06/2004	Norwood Immunology - London Listing - Update
21/06/2004	Appendix 3B - Conversion of Options
18/06/2004	Appendix 3B - Conversion of Options

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

7/8

NORWOOD ABBEY

NORWOOD DEVICES GROUP GENERATES $1 MILLION IN SALES

Key Points:

- Norwood Devices Division estimates revenue for FY 03/04 of more than $1million
- Norwood Devices Division estimates revenue for FY 04/05 in excess of $14million
- Appointment of US President of Drug Delivery
- Norwood Devices Division establishes office in Atlanta, Georgia, USA

Medical technologies group Norwood Abbey Ltd [ASX:NAL], announced today that its subsidiary Norwood Devices (ND) is forecasting to achieve revenues of more than $1 million for FY 03/04 and in excess of $14 million for FY 04/05.

Norwood Devices Chief Executive Officer, Mr. Richard Walmsley, said: "We are extremely pleased with the customer response received to date. The infrastructure changes that we are implementing will allow us to take the next steps in the marketing of our products to achieve our future revenue targets."

ND has a portfolio of innovative drug delivery technologies including the Laser Assisted Drug Delivery product (currently marketed in the USA and Asia), the Needle Free and Micro-needle technologies, both under development at MIT, Boston. ND has also recently introduced the new Norwood Eye Care products - Centurion SES™ System and EpiEdge™ (epikeratome separator) - to the market. This technology was acquired by Norwood Abbey Limited – from Ciba Vision (a subsidiary of Novartis) - at the beginning of May.

In order to achieve its strategic and financial goals in 2004/2005, the Devices Division is expanding its USA based infrastructure and has;

1. Appointed a US President of Drug Delivery - Mr. Jeff Spielman. Jeff has had a very impressive career in medical devices including 7 years with Baxter Travenol Laboratories in sales and marketing and 18 years with Portex, Inc., the last 8 of these as President. Portex, Inc., is a division of UK medical company, Smiths Group, operating from Keene, New Hampshire. Jeff will be responsible for managing the US and European commercialization of all the ND drug delivery technology platforms. One of his first tasks will be to oversee the expansion of the marketing activities for the LAD product in the USA. This will include the development and implementation of a range of exciting interactive web-based marketing tools to target clinicians. In addition to LAD marketing, Jeff will be managing the development program at MIT and actively seeking strategic partners for the needle-free and micro-needle based technologies. Jeff will be located in the US and will report to the Chief Executive Officer of ND, Mr. Richard Walmsley.
2. Appointed 8 additional staff to varying roles.
3. Established an office in Atlanta, Georgia to manage the US and European sales and marketing activities for the Norwood EyeCare products.
4. Appointed a team of commissioned-based sales representatives in the US to aggressively market the EyeCare product. Discussions with regard to the appointment of a number of European representatives are progressing well and it is expected that a network of distributors in Europe will progressively be appointed over coming months.

Mr. Richard Walmsley, said: "These additional sales and marketing appointments as well as establishment of a sales and marketing office in Atlanta, will greatly assist in achieving our strategic and revenue goals. We expect to further strengthen the US team as appropriate over the coming months."

For more information on Norwood Devices visit www.norwoodabbey.com or www.norwoodeyecare.com

Norwood Abbey is a publicly listed (ASX : NAL) medical technology company, based in Melbourne, Australia. It makes a difference to people's lives by recognising successful late stage science, patenting and protecting it, funding research to prove that it works and then finding the best commercial partner to help take the research to the patients who need it and to maximise shareholder returns. The company has two divisions: Norwood Immunology and Norwood Devices. For more information, visit: www.norwoodabbey.com

Australia Company Contacts	**U.S. Investor Contacts**
Mr Richard Walmsley	Lippert/Heilshorn & Associates, Inc.
Chief Executive Officer	Kim Sutton Golodetz (kgolodetz@lhai.com)
Norwood Devices	212-838-3777
61-3-9782-7333	Bruce Voss (bvoss@lhai.com)
Michael Kotowicz	310-691-7100
RADAR Investor Relations	Chenoa Taitt (ctaitt@lhai.com)
61-2-8233-6102	212-838-3777
	www.lhai.com

NORWOOD IMMUNOLOGY LIMITED

- IMPACT DAY ANNOUNCEMENT -

PUBLICATION OF ADMISSION DOCUMENT

£5.8 MILLION PLACING

£46 MILLION MARKET CAPITALISATION AT PLACING PRICE

Norwood Immunology Ltd ("NIM" or "the Company"), the immunology company focused on technologies and therapies to rejuvenate the immune system, has today published its Admission Document in connection with its admission to trading on the Alternative Investment Market of the London Stock Exchange.

Key Highlights

- NIM has proprietary and novel science and its main 'product' is the immunology-related intellectual property (IP) it has developed around the use of gonadotrophin releasing hormone (GnRH) analogues to boost the immune system.
- £5.8 million (gross) has been raised in a Placing of 15.4 million Ordinary Shares at 38p per share
- The market capitalisation at the issue price will be £46 million
- NIM will use the net proceeds of the Placing principally to advance its clinical programmes and initiate further key clinical trials
- KBC Peel Hunt Ltd is Nominated Adviser and Broker to the issue
- First day dealings will commence on Wednesday 30th June 2004
    - An analyst meeting will be held at 09:30am on Thursday 1st July 2004 at Buchanan Communications, 107 Cheapside, EC2
    - NIM will be represented by Rolf Stahel, Chairman, Peter Hansen, Deputy Chairman, Richard Williams, Chief Executive and Richard Scarrott, Chief Financial Officer

Commenting on today's announcement, Richard Williams, Chief Executive said: *"We appreciate the support we have received from shareholders. The new status of Norwood Immunology as a public company will help raise our profile and position in the marketplace, accelerate our clinical trial programmes and will enable us to further capitalise and benefit from the many exciting opportunities in the future."*

PLACING STATISTICS

Placing Price per share	38 pence
Number of Placing Shares	15,379,947
Number of Ordinary Shares in issue on Admission	121,411,463
Expected Market capitalisation on Admission at the Placing Price	£46,136,356
Expected gross proceeds of the Placing receivable by the Company	£5,844,380
Expected net proceeds of the Placing receivable by the Company	£5,000,000

EXPECTED TIMETABLE OF PRINIPAL EVENTS

Admission and dealings to commence on ordinary shares on AIM	30 June 2004

For further information, please call:

Rolf Stahel, Chairman
Richard Williams, Chief Executive
Norwood Immunology Ltd **Tel No: 0207 466 5000**

Lisa Baderoon, Mark Court, Mary-Jane Johnson
Buchanan Communications **Tel No: 0207 466 5000**

NOTES TO EDITORS

About Norwood Immunology

Norwood Immunology is a majority owned subsidiary of Norwood Abbey, an Australian medical technologies company listed on the ASX. Norwood Immunology develops and commercialises technology and intellectual property in the field of immunology and, in particular, the improvement of immunity through regeneration of the thymus, the development of more functional T cells and improved bone marrow function.

The Norwood Immunology research indicates that the human immune system can be substantially rejuvenated in adults by facilitating the re-growth of the thymus, an organ that sits in the chest cavity above the heart. These clinical effects have been achieved using a class of drugs that are currently used in the treatment of prostate cancer, breast cancer, endometriosis and precocious puberty known as GnRH analogues. GnRH analogues suppress the production of sex steroids.

Research and development is conducted at the direction of Dr Richard Boyd an Associate Professor in the Department of Pathology and Immunology at Monash University and an employee of Norwood Immunology, at his laboratory which is part of the Monash University facilities at the Alfred Hospital Campus in Melbourne, Australia.

Norwood Immunology and Dr Boyd are collaborating with world-renowned cancer institutions and hospitals and they have established an international Medical and Scientific Advisory Board. In November 2003, the Company signed an exclusive licence agreement with TAP Pharmaceutical Products, Inc, the market leader in the USA in the field of GnRH analogues, to license Norwood Immunology's technologies for immunology applications in the USA.

About Norwood Abbey

Norwood Abbey Limited (ASX : NAL) specialises in developing and commercialising innovative projects and technologies that address significant unmet needs in the medical industry. NAL aims to identify innovative research projects that are supported by strong intellectual property with the potential to address significant market opportunities. The Company's strategy is to utilise the business development and management expertise to increase shareholder value by developing and commercialising technologies with the aim of creating and generating ongoing income streams. NAL has drug delivery platforms that can be applied to a range of potential applications including pain management, metabolic diseases and vaccinations, as well as technology related to refractive eye surgery procedures..

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	300,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	300,000 at $0.375 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 June 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	144,787,076	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	42,814,301 831,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (~~Director~~/Company Secretary) Date: .....24/06/2004...............

Print name: ......Jeffrey H. Bell................................

== == == == ==

NORWOOD ABBEY

Norwood Abbey Ltd ABN 23 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD IMMUNOLOGY - LONDON LISTING - UPDATE

Key points:

- ***Norwood Immunology plans to list on AIM on June 30th 2004***
- ***Expected capital raising of approximately A$15 million***
- ***Norwood Immunology to have a market capitalization of A$122 million following Listing***
- ***Norwood Abbey to hold approximately 83% of Norwood Immunology following Listing***

Medical technologies group Norwood Abbey Ltd [ASX:NAL NASDAQ:NABYF] confirms that its subsidiary Norwood Immunology Ltd plans to list on the London AIM exchange on June 30th 2004.

The planned Listing will follow the completion of a placement to leading UK and US institutional investors and conversion of loans by Norwood Abbey into equity in Norwood Immunology. The aggregate expected capital raising is approximately A$15 million.

The placement involves the issue of approximately 15 million new shares in Norwood Immunology, taking the total number of shares issued to approximately 121 million. Following Listing, Norwood Abbey is expected to hold shares in Norwood Immunology, representing approximately 83% of this expanded share capital, enabling it to participate in the upside from the project without the burden and risks associated with its funding.

As a result of recent developments concerning probable external financial support for clinical trials, Norwood Immunology currently expects to be able to carry out its planned clinical trial program with a substantially reduced requirement for internal funding.

It is expected that the market capitalization of Norwood Immunology at the time of Admission to AIM in London will be approximately $122 million.

The funds raised will be applied to implementing the Norwood Immunology Business Plan with the immediate term focus on the impending clinical trial program, supporting the continuing research at Professor Richard Boyd's Monash laboratories and for general working capital purposes.

Norwood Abbey believes that the London listing of the immunology project is a sound commercial outcome for both companies. The appointment of former Shire Pharmaceuticals CEO Rolf Stahel as Chairman of Norwood Immunology on admission to AIM signals an aggressive future development program for the company. During Mr Stahel's time at Shire, Shire grew from a small private company to a FTSE 100 company with a market capitalisation of nearly $4 billion.

For further information, visit www.norwoodabbey.com

Australia Company Contacts

Jeff Bell
Chief Operating Officer
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor Contacts

Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	200,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	200,000 at $0.375 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 June 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	144,487,076	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	43,114,301 831,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (~~Director~~/Company Secretary) Date: .....21/06/2004..............

Print name: ......Jeffrey H. Bell................................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	200,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	200,000 at $0.375 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 June 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	144,287,076	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	43,314,301 831,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: .....18/06/2004..............

(~~Director~~/Company Secretary)

Print name: ......Jeffrey H. Bell................................

== == == == ==

+ See chapter 19 for defined terms.